GameApart Inc.

Financial Statements
For the period ended December 31, 2020

Prepared on
November 6, 2021

Unaudited

Table of Contents

Statement of Shareholders' Equity

July - December 2020

	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Net Income (Loss)	Total
BEGINNING BALANCE, JULY 7, 2020 (INCEPTION)		$ -		$ -	$ -	$ 0.00	$ 0.00
Issuance of Common Stock	625,000	20,000.00			2,500.00		22,500.00
Issuance of Preferred Stock (pre-seed/angel round)			213,780	333,500.00			333,500.00
Net income (loss)						-57,269.83	-57,269.83
ENDING BALANCE, DECEMBER 31, 2020	**625,000**	**$20,000.00**	**213,780**	**$333,500.00**	**$ 2,500.00**	**-$57,269.83**	**$298,730.17**

Profit and Loss

July - December 2020

	Total
INCOME	
4000 Sales	41.28
Total Income	**41.28**
GROSS PROFIT	**41.28**
EXPENSES	
6200 Consulting / Contractors	7,544.79
6300 Professional Services	30,315.49
6310 Accounting & Payroll Services	603.75
Total 6300 Professional Services	**30,919.24**
6900 Equipment & Related	
6930 Equipment Less Than $2000	2,189.85
6950 Software Expense	2,294.49
Total 6900 Equipment & Related	**4,484.34**
7300 Facilities	
7345 Office Expense	500.00
7360 Kitchen Supplies and Vending Exp	94.95
7365 Taxes, Licenses & Fees	30.00
Total 7300 Facilities	**624.95**
7500 Marketing & Sales Expenses	
7510 Advertising	3,276.75
7575 Direct Marketing	90.00
Total 7500 Marketing & Sales Expenses	**3,366.75**
7700 Engineering/Development/Cloud Computing	560.03
7800 Other Operating Expenses	
7815 Bank Charges	19.12
7825 General Insurance	1,310.36
Total 7800 Other Operating Expenses	**1,329.48**
Advertising & Marketing	7,675.00
Bank Charges & Fees	-0.82
Contractors	125.43
Insurance	270.64
Office Supplies & Software	220.78
Utilities	160.50
Total Expenses	**57,281.11**
NET OPERATING INCOME	**-57,239.83**
OTHER EXPENSES	
Other Miscellaneous Expense	30.00
Total Other Expenses	**30.00**
NET OTHER INCOME	**-30.00**
NET INCOME	**$ -57,269.83**

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash & Cash Equivalents	
1010 Checking (3761)	299,660.56
Total 1000 Cash & Cash Equivalents	**299,660.56**
Total Bank Accounts	**299,660.56**
Total Current Assets	**299,660.56**
TOTAL ASSETS	**$299,660.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	815.74
Total Accounts Payable	**815.74**
Credit Cards	
Expensify Card Liability Account	114.65
Total Credit Cards	**114.65**
Total Current Liabilities	**930.39**
Total Liabilities	**930.39**
Equity	
3900 Retained Earnings	
Owner's Investment	22,500.00
Seed	333,500.00
Net Income	-57,269.83
Total Equity	**298,730.17**
TOTAL LIABILITIES AND EQUITY	**$299,660.56**

Statement of Cash Flows

July - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-57,269.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2000 Accounts Payable	815.74
Expensify Card Liability Account	114.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**930.39**
Net cash provided by operating activities	**-56,339.44**
FINANCING ACTIVITIES	
Owner's Investment	22,500.00
Seed	333,500.00
Net cash provided by financing activities	**356,000.00**
NET CASH INCREASE FOR PERIOD	**299,660.56**
CASH AT END OF PERIOD	**$299,660.56**

Notes to the Financial Statements

July - December 2020

1. ORGANIZATION AND PURPOSE

GAMEAPART INC. (the “Company”), is a California Corporation incorporated on July 7, 2020. The Company operates a mobile gaming and teambuilding activity marketplace and derives revenue from subscriptions and advertising.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2020 the Company’s cash positions include its operating bank account. As of December 31, 2020, the Company held no cash equivalents.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carry forwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

3. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.